May 16, 2005
                                                   Via Facsimile: (202) 772-9203
                                                         and submitted via EDGAR

Jeffrey B. Werbitt
Office of Mergers and Acquisitions
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

         Re: Secured Investment Resources Fund, L.P. (the "Partnership") Schedule TO-I filed April 15, 2005, by Millenium Management, LLC File No. 005-80666

Dear Mr. Werbitt:

     This letter responds to the Staff's comments conveyed in your letter of April 27, 2005. Numbered paragraphs below correspond to the numbered paragraphs in your letter.

     1. Limited partnerships like the Partnership are not normally held in any manner other than direct ownership by the individual beneficial owner (or their custodial account, such as an IRA). This Partnership is typical and 1,216 refers to beneficial holders. To assure that this would not be a Rule 13e-3 transaction, we calculated that if 8,000 units were tendered by the unit holders with the smallest positions (resulting in the elimination of the highest number of unit holders), it would still be mathematically impossible to have fewer than 300 unit holders.

     2. In response to the comment, the Schedule TO is being amended.

     3. The offeror's financial statements are not material to persons considering the Offer because: (i) the offer is for cash; (ii) for persons selling their securities, Purchaser's ability to finance the transaction is disclosed; and (iii) for person's not selling their securities, the Purchaser's financial condition as it might have been relevant to Purchaser's potential to effectuate a change of control is not relevant in this case because Purchaser already controls the Partnership, as its general partner. Therefore, we believe nothing further is required to comply with Item 10 of Schedule TO-T.

     4. The offer materials already discuss the considerations, including "risks," that we believe are material to the decision whether or not to sell, particularly in the bullet points (as suggested by Section III.B.1 of Exchange Act Release No. 34-43069), and also in "Effects of the Offer." In addition to the conflict of interest disclosure, the following statements appear in the bullet points:

Securities and Exchange Commission
May 16, 2005


     The Purchaser is making the Offer with a view to making a profit for itself. Accordingly, the desire of the Purchaser to purchase Units at a low price conflicts with the desire of the Unit Holders to sell their Units at a high price.

     Unit Holders who tender their Units will be giving up the opportunity to participate in any potential future benefits from ownership of Units, including distributions resulting from any future sale of the Partnership's properties.

     Therefore, we believe our bullet points address potential "risks" involved in the offers and we believe the comment is unwarranted.

     Your proposed "risk factor" concerning the lack of a depositary does not apply to this offer because (as is typical) these limited partner units are not represented by negotiable instruments. Therefore, unlike tenders of shares represented by negotiable instruments, tendering partners do not suffer the risk associated with endorsing a negotiable share certificate and delivering it to another party (the Purchaser or a depositary).

     5. We first sought to provide this "All or None" option to unit holders in connection with a previous offer: Wilder Richman Historic Properties II, L.P., Schedule TO-T filed June 3, 2003, by Millenium Management, LLC and Everest Properties II, LLC; File No.: 5-79056. At that time, I spoke with Abby Adams to seek the Staff's input on this topic. Ms. Adams concurred with my conclusion that there was nothing to prohibit us from providing such an option to the limited partners. We added the option to the Wilder Richman offer and included it in a few subsequent offers without receiving comments from the Staff.

     The Staff did  comment  again on this issue in a pair of  parallel  offers:
Urban Improvement Fund Limited - 1973 and Urban Improvement Fund Limited - 1974, Schedule TO-Ts filed January 6, 2004, by Everest Properties II, LLC, File Nos. 5-55067 and 5-61575. Based on the Staff's comments, the "All or None" option was altered to make it function, as a technical matter, as a last-minute withdrawal of the tender by the tendering security holder. Thus, if on the day of the Expiration Date more than 8,000 units are tendered (unless the Purchaser amends), the tenders by all Unit Holders that checked the All or None Box will be deemed automatically withdrawn. Under such circumstances, the only units tendered upon the expiration of the offer will be those tendered by Unit Holders that did not check the All or None Box, and in accordance with the terms of our offer and Rule 14d-8, those units would be prorated if they exceeded 8,000.

     The reviewer for the Urban offers was Michele M. Anderson, and I believe she may have consulted with Nicholas Panos, as well (although I am not certain). At the time, Ms. Anderson agreed that this worked under the rules. We continue to believe that there is nothing prohibiting such an automatic withdrawal feature conditioned on a completely objective criterion.

     6. In response to the first part of the comment, the first paragraph of the section identified in the comment is being amended.

     Regarding the second part of the comment, the first sentence of the Withdrawal Rights section provides that withdrawal is permitted "at any time after June 11, 2005" which date was meant to be 60 days after the offer date but, due to a typo, is only 57 days after the offer date. I apologize for the error. Given that the error is in favor of the unit holders, we will honor the June 11 date, unless the Staff would prefer that we amend it to June 14.

Securities and Exchange Commission
May 16, 2005


     7. The Purchaser has made and is expected to make other investments in limited partnership interests of other partnerships. The members of the Purchaser committed in advance, in writing, to provide capital up to a certain amount, without reference to or knowledge of the specific offers to be made.

     The Purchaser will not be making an equity offer. Several exemptions applied to the Purchaser's initial formation and issuance of membership interests, including without limitation Sections 3(a)(11) and 4(2) of the Securities Act.

     8. (Part II, Item 2. Properties) In response to the comment, the Purchaser has provided additional information in its current letter to Unit Holders, which is being filed as an exhibit to the amendment filed concurrently herewith.

     Closing paragraphs: While acknowledging the Staff's positions, and without implying any specific issue with such position, we respectfully decline to make the statements requested. There is no requirement that we do so. To the extent the requested statements are accurate statements of applicable law, there is no reason to obtain from bidders a recitation of such law. To the extent the statements go beyond applicable law or reflect interpretations of law that may be open to dispute, it would not be fair or appropriate to require bidders to make statements that might prejudice their right to take a contrary position at some later time, if the occasion arose.

     We are filing an amendment concurrently with this letter. We do not believe that the amendment materially changes the information already provided to the Unit Holders. Please contact the undersigned if you have any questions regarding our responses to the Staff's comments and to advise us if the Staff has any further comments.

                                     Very truly yours,


                                     /S/
                                     Christopher K. Davis
                                     Vice President and General Counsel


CKD:ckd
Enclosures with fax copy